Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
of the Securities Exchange Act of 1934
Subject Company: Time Warner Inc.
Commission File No.: 1-15062

Response to Reporter Inquiry Regarding Consumer Impact of the TWX Deal:

1.	Threatens net neutrality and gives AT&T incentive to make it harder for non-Time Warner content creators to access AT&T customers.
•	We have always supported an open internet.
•
There's been no suggestion that we would prevent other content creators from getting their content to our customers; that would be counter-productive to our commitment to providing the best of all content to our customers.

•	I think what you may be trying to ask is whether it will be harder for other distributors to get Time Warner content after the transaction closes. Assuming that's the case, I'll tell you that:
o
The FCC has had net neutrality rules in place since March 2015. Those rules were upheld by the US Court of Appeals in June of 2016.  While we don't agree with all aspects of FCC's position, this deal doesn't change anything.

o
When addressing the transaction at conference on Tuesday, AT&T Chairman and CEO addressed this very issue, saying that the "number one guiding principle" of this transaction is that "Time Warner will continue to distribute their content widely and broadly. They've built a franchise on wide and broad distribution that's going to continue."

o
We've also made it clear that doing it any other way wouldn't make economic sense. Time Warner has created an amazing franchise and business by distributing their content across all kinds of distributors and we see that as a big part of Time Warner's value both now and going forward.

2.
AT&T will have even more information about me as an individual subscriber because it will receive all of the user data now held by Time Warner. AT&T will use that data to benefit advertisers to target me.

•
It's important to recognize that AT&T has a clear privacy policy around the use of customer insights. We use customer insights to create aggregate audience segments based on non-personally identifiable information about customers (like age, ethnicity, income range, a particular geographic area, and their interests) to serve advertising that is more likely to be useful to those audience segments.

•
Owning content will help AT&T innovate on new advertising models which, combined with subscriptions, will help pay for the cost of content creation. This two-sided business model – advertising- and subscription-based – gives customers the largest amount of premium content at the best value.

•	Overall, the combined company will be able to deliver a better customer experience through improved and enhance content, data, distribution and technology.

3.	In past mergers (esp. Cingular) AT&T has not kept its promises; can't be expected to keep promises now.
•	We have a history of honoring our commitments. We've done so with previous transactions and will do so with this one.
•
Previous transactions, including the acquisition of DIRECTV last year, have brought significant benefits to our customers, and, following this transaction, the new company will be a stronger competitive alternative to cable and other video services (like Netflix) and will provide greater value and choices for customers.

4.	Even though it is a vertical merger (which you guys have said many times) it ultimately will weaken competitors which ultimately will lead to less consumer choice.
•	This deal will result in more competition for cable TV and other video providers.
•
We are on the cusp of the next wave of innovation in video, but it takes the right company to make it happen.  Time Warner's content will allow us to offer new, innovative digital video services across multiple platforms.  That will spur others to innovate as well, all for the benefit of customers and making us a stronger competitor to cable.

5.	Gives AT&T more power to raise prices, esp. after competitors are weaker.
•	This deal will result in more competition for cable TV and other video providers.
•	And more competition generally leads to lower prices for consumers.
•	Earlier this week, AT&T Chairman and CEO Randall Stephenson announced the pricing of DIRECTV NOW, the new OTT service set to launch next month.

•	That's why we're launching DIRECTV Now, our 100% over-the-top product that is aggressively priced with packages beginning at $35/month.
o
Looking ahead, we'll use our digital rights in Time Warner's content to create new choices – skinnier bundles, video created just for mobile viewing and social media and low-cost video products supported by advertisers instead consumers. More choice; lower cost

•	Randall called it a "game changer" and we see it as an indicator of the new, innovative digital video services we'll be able to offer and the value at which we'll be able to do so.

Cautionary Language Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Time Warner stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are and will be contained in AT&T's and Time Warner's filings with the Securities and Exchange Commission. Neither AT&T nor Time Warner is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission ("SEC").  AT&T and Time Warner will make the proxy statement/prospectus available to their respective stockholders and AT&T and Time Warner will file other documents regarding the proposed merger with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that AT&T or Time Warner may file with the SEC in connection with the proposed merger.

STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, TIME WARNER AND THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner once they become available, without charge, at the SEC's website, http://www.sec.gov.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T's investor relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=113088&p=irol-sec. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner's investor relations website at http://ir.timewarner.com/phoenix.zhtml?c=70972&p=irol-sec.
Participants in Solicitation
AT&T, Time Warner and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T's 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner's 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available and other relevant materials filed with the SEC.  These documents will be available free of charge from the sources indicated above.